March 10, 2008
Ms. Lynn Dicker
Reviewing Accountant
Securities & Exchange Commission
Washington, DC 20549

Ref:	Perceptron, Inc. Amended Form 10-K/A for the Fiscal Year Ended June 30, 2007 Form 8-K Dated February 15, 2008 File No. 000-20206
Dear Ms. Dicker:
Below is Perceptron, Inc.’s response to your letter dated March 5, 2008.
Form 8-K Dated February 15, 2008
1. We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, and non-GAAP operating income which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.
Response:
In future filings, the Company will not include a non-GAAP statement of operations format. In the event any non-GAAP measures are disclosed, the Company will follow Instruction 2 to Item 2.02 of Form 8-K requiring that when furnishing information under this item the Company will provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure to the most directly comparable GAAP measure. Further, the Company will explain why the Company believes each measure provides useful information to investors.

Company Statement
The Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ John H. Lowry III
John H. Lowry III
Vice President and Chief Financial Officer